First Trust Portfolios L.P.
                             120 East Liberty Drive
                            Wheaton, Illinois 60187



                               December 23, 2020



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


                       Re: FT 9063 (file no. 333-250067)


Ladies/Gentlemen:

      The undersigned, FT 9063 (the "Trust"), registrant, by First Trust Portfolios L.P., as the Sponsor and Depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable on December 30, 2020 or as soon thereafter as possible.

                                             Very truly yours,

                                             FT 9063
                                             By:  First Trust Portfolios L.P.


                                             By:  /s/ Elizabeth H. Bull
                                                  _____________________________
                                                  Elizabeth H. Bull
                                                  Senior Vice President